Exhibit (a)(5)(B)

LINN ENERGY ANNOUNCES COMMENCEMENT OF

TENDER OFFER TO PURCHASE UP TO 7,386,364 SHARES OF ITS CLASS A COMMON STOCK

AT A PURCHASE PRICE OF $44.00 PER SHARE

HOUSTON, December 20, 2017 — LINN Energy, Inc. (OTCQB: LNGG) (“LINN” or the “Company”) today announced that it is commencing a tender offer to purchase for cash up to 7,386,364 shares of its Class A common stock (the “shares”) at a purchase price of $44.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 8.8% of the Company’s currently outstanding Class A common stock. The closing price of the Company’s Class A common stock on December 19, 2017 was $37.85 per share. The $44.00 purchase price per share represents a premium of approximately 10% to the highest closing price per share of our common stock since it began trading on the OTCQB on April 10, 2017. The Company will use a portion of its cash on hand to fund the offer.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the number of shares properly tendered and not properly withdrawn exceeds 7,386,364. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders and filed with the U.S. Securities and Exchange Commission (the “Commission”).

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. The tender offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Friday, January 19, 2018, unless extended or terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. D. F. King & Co., Inc. will serve as information agent for the tender offer. Morgan Stanley & Co. LLC is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The offer is being made solely by the

Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed contemporaneously with the Commission in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the Commission, and investors may obtain them for free from the Commission at its website (www.sec.gov); from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (877) 297-1738 (toll-free), by email at: linn@dfking.com, or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

FORWARD-LOOKING STATEMENTS

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and may cause actual results to differ materially from those implied or anticipated in the forward-looking statements, including, among others, our ability to consummate the tender offer, our ability to identify and consummate strategic opportunities, our financial performance and results, availability of sufficient cash flow to execute our business plan, ability to execute planned asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT LINN ENERGY

LINN Energy, Inc. was formed in February 2017 as the reorganized successor to LINN Energy, LLC. Headquartered in Houston, Texas, the Company’s current focus is the development of the Merge/SCOOP/STACK in Oklahoma through its equity interest in Roan Resources LLC, as well as through its midstream operations in that area. Additionally, the Company is pursuing emerging horizontal opportunities in Oklahoma, North Louisiana and East Texas, while continuing to add value by efficiently operating and applying new technology to a diverse set of long-life producing assets.

CONTACT:

Thomas Belsha, Vice President — Investor Relations & Corporate Development

LINN Energy, Inc.

(281) 840-4110

ir@linnenergy.com